FORM N-Q

Item 1.   Schedule of Investments.

DREYFUS PREMIER OPPORTUNITY FUNDS:
DREYFUS PREMIER HEALTH CARE FUND

Common Stocks	97.6%		
		Shares	Value
Biotechnology	**15.2%**		
Amgen		3,200 a	182,016
Amylin Pharmaceuticals		1,300 a	26,780
Biogen Idec		1,000 a	60,000
Corgentech		2,500 a	34,600
Elan, ADR		1,400 a	28,770
Genentech		2,600 a	126,568
Genzyme		1,500 a	76,920
Gilead Sciences		600 a	38,784
Impax Laboratories		1,800 a	25,470
Sepracor		700 a,b	32,179
Serologicals		2,000 a	39,200
Telik		1,200 a	23,712
			694,999
Distribution	**.8%**		
Fisher Scientific International		600 a	**34,920**
Diversified Commercial Service	**.7%**		
Charles River Laboratories International		700 a	**31,549**
Diversified Manufacturing	**.7%**		
Varian		900 a	**34,110**
Generic Drugs	**1.4%**		
IVAX		2,600 a	**62,010**
Health Industry Services	**3.5%**		
Accredo Health		600 a	19,440
Covance		2,000 a	73,380
IDX Systems		500 a	15,015
Omnicare		200	5,654
Rotech Healthcare		2,100 a	44,625
			158,114

Hospital Management	7.6%		
Beverly Enterprises		7,800 a	61,464
Community Health Systems		1,800 a	44,298
DaVita		3,050 a	92,629
LifePoint Hospitals		900 a	30,069
Mariner Health Care		2,900 a	79,750
Province Healthcare		2,800 a	40,684
			348,894
Major Pharmaceuticals	38.5%		
Abbott Laboratories		2,500	98,375
AstraZeneca, ADR		3,300	148,236
Bristol-Myers Squibb		3,000	68,700
Hospira		1,200 a	31,092
Johnson & Johnson		6,300	348,201
Eli Lilly & Co.		900	57,348
Merck & Co.		2,900	131,515
Novartis, ADR		5,200	232,232
Pfizer		11,600	370,736
Sanofi-Synthelabo, ADR		1,000	33,050
Schering-Plough		8,300	161,518
Wyeth		2,050	72,570
			1,753,573
Managed Health Care	8.2%		
Anthem		250 a	20,617
PacifiCare Health Systems		1,000 a	30,570
Pharmaceutical HOLDRs Trust		2,900	214,716
UnitedHealth Group		1,400	88,060
WellPoint Health Networks		200 a	20,220
			374,183
Medical Distributors	.4%		
Akorn		6,700 a	**20,435**
Medical Electronics	5.3%		
Medtronic		3,800	188,746
TriPath Imaging		6,100 a	51,240
			239,986
Medical Specialties	5.4%		
Advanced Neuromodulation Systems		700 a	22,435
Bard (C.R.)		700	38,640
Becton, Dickinson & Co.		400	18,892
Boston Scientific		700 a	26,782
Cypress Bioscience		2,400 a	23,976
Dade Behring Holdings		800 a	39,752
Guidant		900	49,788
VISX		1,200 a	25,692

			245,957
Medical/Dental Distributors	1.5%		
McKesson		1,500	48,255
PSS World Medical		1,900 a	18,601
			66,856
Medical/Nursing Services	.5%		
Genesis HealthCare Ventures		800 a	**21,480**
Multi-Line Insurance	.4%		
CIGNA		300	**18,603**
Other Pharmaceuticals	4.3%		
First Horizon Pharmaceutical		2,900 a	50,663
Medicis Pharmaceutical, Cl. A		900	32,193
Teva Pharmaceutical Industries, ADR		3,900	115,440
			198,296
Personal Services	.7%		
Gentiva Health Services		2,200 a	**33,462**
Precision Instruments	.5%		
Waters		500 a	**21,940**
Real Estate Investment Trusts	2.0%		
OMEGA Healthcare Investors		4,400	42,900
Ventas		1,900	48,488
			91,388
Total Common Stocks			
(cost $4,172,922)			**4,450,755**

		Principal	
Short-Term Investments	4.4%	Amount($)	Value($)
U.S. Treasury Bills:			
1.25%, 8/19/2004		100,000	99,941
1.25%, 8/26/2004		100,000	99,917
(cost $199,851)			**199,858**

Investment of Cash Collateral for Securities Loaned	.5%	Shares	Value($)
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Plus Fund			
(cost $23,500)		23,500 c	**23,500**
Total Investments (cost $4,396,273)		**102.5%**	**4,674,113**
Liabilities, Less Cash and Receivables		**(2.5%)**	**(113,985)**
Net Assets		**102.5%**	**4,560,128**

(a) Non-income producing.

(b) A portion of this security is on loan. At July 31, 2004, the total market value of the fund's security on loan is $22,985 and the total market value of the collateral held by the fund is $23,500.

(c)   Investment in affiliated money market mutual fund.

See notes to financial statements.